Matav – Cable System Media Ltd.
42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134, Israel
Tel: +972-9-8602221, Fax: +972-9-8602282

November 24, 2005

Via EDGAR & FACSIMILE
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Matav – Cable System Media Ltd. Form 20-F for Fiscal Year Ended December 31, 2004 Filed June 30, 2005 File No. 0-28556

Dear Mr. Spirgel:

        Matav – Cable System Media Ltd. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 22, 2005 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Commission on June 30, 2005 (File No. 0-28556) (the “Annual Report”).

        Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto. We have also included the requested Company statement below.

302 Certifications, Exhibits 12.1 and 12.2

1.     Your disclosure provides that your principal executive and financial officers are responsible for establishing and maintaining disclosure controls and procedures “(as defined in the Securities Exchange Act Rules 13a-14 and 15d-14)". However, Exchange Act Rules 13a-15(e) and 15d-15(e) define disclosure controls and procedures. Revise your citation to reference the correct rules.

The Company’s Response

        In filing Exhibits 12.1 and 12.2 to its Annual Report, the so-called 302 Certifications, the Company inadvertently referred to Securities Exchange Act Rules 13a-14 and 15d-14. The Company confirms that in its future filings, it will file revised 302 Certifications that refer to the correct rules, namely, to Exchange Act Rules 13a-15(e) and 15d-15(e).

9 [No heading], page F-24

2.     Refer to your discussion of your investment in Partner where you state that you have significant influence over the financial and operating policies of Partner. In your disclosures on page F-97 you state that you lost the ability to exercise significant influence over Partner in April 2002. Please reconcile these statements and clarify whether you had significant influence over Partner at December 31, 2004, requiring equity method accounting for U.S. GAAP purposes.

The Company’s Response

        In April 2002, the Company sold approximately 7.7% of the issued and outstanding shares of Partner Communications Company Ltd. (“Partner”), thereby reducing its holdings in Partner from approximately 15.2% to 7.5%. As a result of the transaction, the Company has re-assessed the accounting for its investment in Partner under Israeli generally accepted accounting principles (“GAAP”) and US GAAP.

        Under Israeli GAAP (specifically, Statement 68 of the Institute of Certified Public Accountants in Israel as implemented in the common practice in Israel), the Company has determined that it continues to exert “significant influence” over the financial and operating policies of Partner following the said transaction. In contrast, under US GAAP, according to the provisions of APB 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) and its interpretations, the Company has determined that it no longer has the ability to exercise “significant influence” over Partner, primarily because (1) the Company’s holdings in Partner were reduced significantly below 10% and (2) the fact that the Company had the right to appoint only two out of 17 members of the board of directors of Partner.

        Accordingly, and as explained in Note 26(c) to the Company’s consolidated financial statements for the year ended December 31, 2004 included in the Annual Report (the “Financials”), the Company accounts for the investment in Partner shares under US GAAP as an investment in available-for-sale marketable securities pursuant to Statement of Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The statement made in page F-24 regarding the significant influence that the Company has over the financial and operating policies of Partner relates only to such determination in the primary financial statements of the Company prepared under Israeli GAAP. The difference in the accounting treatment of the investment in Partner between Israeli GAAP and U.S. GAAP is detailed in Note 26(c).

Note 2: Significant Accounting Policies, page F-26

f. Investments in limited partnerships, page F-30

3.     We note that you write down your investment in limited partnerships producing films when actual broadcast takes place. Provide reference to your basis in U.S. GAAP for this accounting or provide a reconciliation in your disclosures in Note 26.

The Company’s Response

        The investment in limited partnerships producing films is carried out by Hot Vision Ltd. (“Hot Vision”), a jointly controlled entity of the Company and the other two Israeli cables companies (together, the “Cable Companies”). Hot vision is proportionately consolidated under Israeli GAAP in the Company’s primary financial statements, while under US GAAP, the investment in Hot Vision is accounted for under the equity method.

        Hot Vision accounts for its investments in limited partnerships producing films in a similar manner to the accounting treatment used for its rights/license to broadcast films and programs, which is as described in Note 2(g) of the Financials. This accounting treatment is based on the economic substance of these limited partnerships, which are established for tax purpose and serve as entities with a limited life cycle for the production of films where each partnership is established for, and its sole purpose is, the production of one film.

        Hot Vision’s rights as a result of its investment in such limited partnership are in fact limited to the right to broadcast the film when production is completed. Hot Vision’s interest in the partnership does not entail any risks or entitle Hot Vision to any returns from the partnerships, other then its partial participation in the production of the films, and, as mentioned above, Hot Vision is entitled only to broadcast the film produced by the partnership. As such, Hot Vision’s rights in respect of its investment in the partnership and the films produced by such partnerships are essentially the same as the licenses to broadcast films and TV programs, which are purchased by Hot Vision. Accordingly, the accounting treatment for the investment in these limited partnerships should not differ from the accounting treatment used for the investment in rights/licenses to broadcasts films and TV programs. Such accounting treatment follows the guidance in FAS 63, “Financial Reporting by Broadcasters” (“FAS 63”). Consequently, the investment in such limited partnerships is presented at cost, and when the actual broadcast takes place the investment is written down (which is basically an amortization on a program-by-program basis, as prescribed by FAS 63). Management of the Company believes that despite the form of ownership as a partnership for tax purposes, this accounting treatment reflects the economics of the liquidating value and benefit derived by the Company upon broadcasting of the film.

i. Intangible assets, long-term receivables and deferred charges, page F-31

4.     Please explain why you have derecognized capital leases and recorded long-term receivables in respect of these capital lease arrangements. Provide reference to your basis in U.S. GAAP for this accounting or provide a reconciliation in your disclosures in Note 26.

The Company’s Response

        In 2003, the Company leased broadcasting studio equipment to a third party in consideration for NIS 1,650,000 (currently equates to approximately $352,000) to be paid in five annual installments. In accordance with Israeli and US GAAP, and specifically SFAS 13, “Accounting for Leases” (“FAS 13”), this transaction was to be classified as a sales-type lease. Accordingly, as prescribed in paragraph 17 of FAS 13, the asset leased to the third party was derecognized (as in a sale) and the Company recorded a long-term receivable, representing the net investment in the lease (gross investment less unearned income), as defined in FAS 13. The sale of the above equipment resulted in a loss of NIS 1,338,006 (currently equates to approximately $285,000), which was recorded as an immediate loss in 2003.

Note 5: Investments in subsidiaries affiliates and other company, page F-36

5.     Please disclose the maximum exposure to loss as a result of your involvement with Hot Vision and Hot Telecom. In that regard, we note disclosures throughout your document that refer to open legal claims as well as government imposed obligations and other obligations. These potential obligations do not appear to be consolidated in any one place so that the total potential obligation is clear to the reader.

The Company’s Response

        The Company has provided in the Financials full disclosure of its contingent liabilities, including open legal claims and government-imposed obligations, as a result of its investment in Hot Vision and Hot Telecom L.P. (“Hot Telecom”), as required under Israeli and US GAAP. As of December 31, 2004, the Company’s maximum “financial exposure” to loss as a result of its investment in the above mentioned affiliates (based on the total investment amount, including loans, guarantees and indemnities granted by the Company to, or in favor of, those entities), herein provided as a supplement, was as follows:

	NIS (in thousands)	$ (in thousands)*

HOT VISION
(proportionate consolidation pursuant to Israeli
GAAP)
Investments in Hot Vision's shareholders equity
(Note 5b(3))	72	17
Loans granted to Hot Vision **	- -	- -
Guarantees and indemnities in favor of Hot Vision
(Note 15b(3) and 15c(4))**	74,673	17,334

Total Maximum Financial Exposure as determined above	74,745	17,351

HOT TELECOM
(presented under the equity method)
Investments in Hot Telecom	- -	- -
Loans granted to Hot Telecom (Note 5b(4))**	12,209	2,834
Guarantees and pledges in favor of Hot Telecom (Note
15c(3), (8) and (9))**	40,386	9,375

Total Maximum Financial Exposure as determined above	52,595	12,209

* Based on the representative exchange rate on December 31, 2004 of NIS 4.308 per one U.S. dollar.
** Hot Vision and Hot Telecom are owned by the Company and the other two Israeli cable operators, also referred to throughout this letter as the Cable Companies. It should be noted that loans, guarantees and indemnities made or granted to, or in favor of, Hot Vision and Hot Telecom are made by the Company, except in specific circumstances, together with the other two Israeli cable operators in accordance with the Company’s pro rata share in Hot Vision and Hot Telecom.

        As required under GAAP, open legal claims as well as government-imposed obligations and other obligations related to the Company’s investment in Hot Vision and Hot Telecom are described in the notes to the Financials, as follows:

	Note	Page

Government-imposed obligations	1a(3)	F-17
Open legal claims and legal actions,
regulatory involvements	5b(4)	F-43 to F-46
Commitments (including finance	10c,	F-52,
agreements, guarantees etc.)	15b(3) and 15c(3), (4), (8) and (9)	F-66 to F-72

Note 14: Debentures, page F-55

6.     We note that you issued 2,850,000 warrants along with debentures issued in August 1997. You do not appear to have provided the disclosures required by Rule 4-08(i) of Regulation S-X with regard to your warrants. You make reference to Note 16c in your discussion, but we could not find this note. Please provide required disclosures, or, of you no longer have warrants outstanding, please provide disclosure to that effect.

The Company’s Response

        The 2,850,000 warrants referred to in Note 14(a) of the Financials expired on August 20, 2001. The Company has incorrectly referred to Note 16(c), which does not exist. The Company confirms that in its future filings it will clarify that the said warrants have expired.

Note 21: Business Segments, F-84

7.     Refer to your discussion of fees associated with the usage of the cable infrastructure and other services and facilities by your internet business segment. We note that you refer to similar fees with regard to Hot Telecom on page F-18. Additionally, on page 24 where you discuss packages and services provided to your customers, you describe High Speed Internet and telephony services available to subscribers only in the areas where Hot Telecom has commenced providing services. Clarify the relationship between Hot Telecom, and your internet segment, if any.

The Company’s Response

        Hot Telecom, which was formed in October 2003 by the Cable Companies, currently offers (i) domestic-fixed telecommunications services and (ii) High Speed Internet services to the business sector, using the Cable Companies infrastructure in both cases. The fee mechanism for the usage of the cable infrastructures and other services and facilities by Hot Telecom has not been determined as of yet.

        Matav Infrastructures 2001 LP (“Matav Infrastructures”), a wholly owned subsidiary of the Company which is presented as a separate segment in the Company’s financial statements (as the Internet segment), currently offers access to High Speed Internet services to the private sector using the infrastructure of the Company. The fee mechanism for the usage of the cable infrastructures and other services and facilities by Matav Infrastructures has not been determined as of yet.

        There are no transactions between Hot Telecom and the High Speed Internet segment operated through Matav Infrastructures.

Note 26: Effect on the financial statements of material differences between Israeli and United States generally accepted accounting principles, page F-97

8.     Please provide a reconciliation of your consolidated statements of cash flows to U.S. GAAP or alternatively provide consolidated statements of cash flows prepared in accordance with U.S. GAAP.

The Company’s Response

        Pages F-10 through F-12 of the Financials provide data regarding the cash flows of the Company in accordance with Israeli GAAP. Under Item 17(c) of the Form 20-F, a discussion and quantification of variations in the accounting principles, practices, and methods used in preparing the financial statements from those accepted in the U.S. and in Regulation S-X are required if such variations are material. There are no variations in regard to the cash flow statements and therefore the Company has not provided a reconciliation of the consolidated statements of cash flows to U.S. GAAP.

j. Classification of certain expenses and income, page F-104

9.     Refer to item 2 where you state that adjustments of amortization of deposits for converters are included as other expenses under Israeli GAAP and are deducted from revenues for U.S. GAAP purposes. In your footnote disclosures on page F-32, where you appear to be discussing financial statements prepared under Israeli GAAP, you state that amortization of the deposits is included in revenue. Please reconcile these disclosures to clarify how you account for these deposits. Additionally, tell us why “adjustments of amortization of deposits for converters” is classified as non-operating in your statements of operations.

The Company’s Response

        The Company, including its subsidiary, Matav Haifa-Hadera Ltd., collects deposits from subscribers in respect of converters installed by the Company. In accordance with Israeli and US GAAP, and as detailed in the footnotes in page F-32, the Company’s accounting policy is to recognize the amortization of such deposits as revenue. The unamortized balance of such deposits is presented as deferred revenue in the Company’s financial statements. Until 2003, the Company did not have all the records, information and the amortization process regarding the converter deposits computerized, and, therefore, in computing the balance of such liability, the Company used an electronic spreadsheet according to which it calculated an estimated amount of amortization for each year.

        In preparing its financial statements for the year ended December 31, 2002 (“2002 Financials”), the Company discovered that there are variations with respect to the unamortized balance of such deposits. In the absence of other accurate figures and using its best estimates, the Company adjusted the liability by approximately NIS 5 million (currently equates to approximately $1.1 million) in the 2002 Financials. During 2003, when all records and the said amortization process were computerized, the Company learned that the liability is still understated by NIS 4 million (currently equates to approximately $0.9 million) and therefore recorded an additional adjustment in the 2003 financials.

        Both in 2002 and 2003, it was impractical to obtain the necessary information as to what periods the said adjustments relate to, since there were no computerized records available to provide such information. In addition, the Company believes that the adjustments detailed above were not material to its financial statements because they represented approximately 1% of sales in 2002 and 2003 and approximately 3.5% of pre-tax losses, adjusted for the nonrecurring gain resulting from the sale of Partner shares in 2002 and 2003. Thus, the Company included the adjustments in the current periods.

        Under Israeli GAAP it is accepted that adjustments relating to prior years are be included as “other expenses” in order to have the current year line items reflect only results of the current year, while under US GAAP such amounts are included in the specific line item they related to, which in this case is revenues

2. Consolidated statements of operations, page F-107

10.     Refer to your reconciliation of consolidated statements of operations on page F-107. It appears that several of your reconciling items are presented net of taxes. Revise your reconciliation to present all reconciling items on a gross basis.

The Company’s Response

        The Company advises the Staff that the only reconciling items for which there is a tax effect are the items relating to the investment in Partner shares. In future filings the Company will present all reconciling items on a gross basis with a separate adjustment for taxes.

General – Company Statement

        At the Staff’s request, the Company further acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact me at 972 (9) 860-2221 or Ido Zemach, Adv., of Goldfarb, Levy, Eran & Co., our Israeli outside counsel, at 972 (3) 608-9989 with any questions or comments you may have.

Very truly yours, /s/ Tal Peres —————————————— Tal Peres, CFO Matav - Cable System Media Ltd.

cc: Ido Zemach, Adv., Goldfarb, Levy, Eran & Co.